09041734

AB* 6/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Adams Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald D. MacFayden, Chief Financial Officer (617) 371-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
JUN 01 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Adams Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

We have audited the accompanying statement of financial condition of Canaccord Adams Inc. (the Company) as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Canaccord Adams Inc. at March 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

May 29, 2009

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2009

Assets	
Cash and cash equivalents	$ 22,256,359
Receivables from customers	1,237,672
Receivables from brokers, dealers, and clearing organizations	346,177
Receivables from affiliates	2,917,506
Securities borrowed	680,200
Deposits with clearing organizations and others	4,235,337
Securities owned, at fair value	207,313
Other receivables	964,339
Income tax receivable	120,826
Stock-based incentive compensation	3,525,474
Fixed assets, at cost (net of accumulated depreciation of $2,821,674)	6,207,170
Prepaid expenses	343,047
Total assets	$ 43,041,420
Liabilities and stockholder's equity	
Accrued compensation payable	$ 7,316,818
Accounts payable and accruals	4,513,886
Payables to affiliates	1,180,306
Payables to customers	1,193,217
Securities sold, not yet purchased, at fair value	32,045
	14,236,272
Subordinated borrowings	27,000,000
Stockholder's equity:	
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)	30
Additional paid-in capital	15,759,548
Accumulated deficit	(13,954,430)
Total stockholder's equity	1,805,148
Total liabilities and stockholder's equity	$ 43,041,420

See accompanying notes.

Canaccord Adams Inc.

Notes to Statement of Financial Condition

March 31, 2009

1. Organization

Canaccord Adams Inc. (the Company), a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc. (the Parent or CADI), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). CADI is a wholly-owned subsidiary of Canaccord Adams Financial Group Inc. (CAFGI), a wholly-owned subsidiary of Canaccord Capital Inc. (CCI), a publicly traded company based in Vancouver, British Columbia.

The Company provides corporate finance and underwriting services, mergers and acquisitions and other financial advisory services, institutional sales and trading and equity research.

2. Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days and which are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commissions and clearing expenses recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and loaned, generally collateralized by cash, are recorded at the amount of collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The initial collateral advanced or received in connection with a transaction has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of securities loaned on a daily basis, and may require counterparties to deposit additional collateral or collateral may be returned as appropriate. At March 31, 2009, there are no securities loaned. In respect of securities borrowed, the Company may be required to deposit additional collateral or collateral may be returned, as appropriate, based on the market value of securities borrowed. Counterparties are principally other brokers and dealers and financial institutions.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are exchanged to United States dollars at year-end rates of exchange.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life.

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers including trade execution, clearing and settlement. Commission revenue is recorded on a trade date basis.

Investment Banking Revenue

Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed and the associated revenue is reasonably determinable. Investment banking revenue also includes fees earned from

2. Significant Accounting Policies (continued)

providing merger-and-acquisition and other financial advisory services, which are recorded when earned and reasonably determinable. The Company provides for potential uncollectible investment banking receivables based upon management's best estimate of probable losses associated with these balances.

Principal Transactions

Gains and losses from proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Investments in illiquid or non-publicly traded securities are valued based upon estimates as determined by management.

Stock Based Compensation

The Company records the cost associated with share-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment*, which requires that the fair value of the share-based payment be determined as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments which do not ultimately vest.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, and is included in the consolidated income tax returns of its U.S.-based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes as calculated on this basis and currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities using the current tax rate.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year.

In December 2008, FASB issued FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Non-public Enterprises*, which defers the effective date of FIN 48 for certain non-public enterprises to annual financial statements for fiscal years beginning after December 15, 2008 and is applied to all open tax years as of the effective date. The Company is a non-public enterprise to which the deferral applies. At this time, management is evaluating the implications of FIN 48 and its impact to the financial statements, if any, has not yet been determined.

3. Fair Value Measurement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Effective April 1, 2008, the Company adopted FAS 157. The adoption of FAS 157 did not have a material impact on the manner in which the Company measured the fair value of its investments, but does require additional disclosures each time the Company issues financial statements.

The hierarchy established under FAS 157 gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). As required by FAS 157, the Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FAS 157, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

3. Fair Value Measurement (continued)

Level 3 – Pricing inputs are unobservable for the asset and reflect the management's own assumptions to determine fair value. Assets classified as Level 3 include private investments that are supported by little or no market activity.

The following table is a summary of the levels used as of March 31, 2009 in valuing the Company's assets and liabilities carried at fair value:

	Level 1	Level 2	Level 3	Total
Securities owned	$ 162,313	$ –	$ 45,000	$ 207,313
Securities sold, not yet purchased	$ 32,045	$ –	$ –	$ 32,045

4. Cash Segregated Under Federal Regulations

The Securities and Exchange Commission (SEC) requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As of March 31, 2009, customer-related credit balances did not exceed customer-related debit balances.

5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations represent amounts due in connection with the Company's normal transactions involving the trading of securities. These balances consist primarily of failure to deliver and failure to receive securities and represent the contract value for such failures as of the settlement date. Securities failed-to-deliver represents receivables for securities sold that have not been delivered for which settlement date has passed. Securities failed-to-receive represents payables for securities purchased that have not been received for which settlement date has passed.

6. Receivables from and Payables to Customers

Amounts receivable from and payable to customers represent amounts due and owed in connection with cash or margin transactions. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such collateral is not included in the Company's statement of financial condition. In connection with these activities, the Company may also execute customer transactions involving the sale of securities not yet purchased (short sales). In the event a customer fails to satisfy its payment or delivery obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to satisfy such customer's obligations.

7. Other Receivables

At March 31, 2009, other receivables were comprised of the following:

Corporate finance and trading (net of allowance of $340,557)	$ 256,800
Notes receivable from employees and former employees	440,345
Other	267,194
	$ 964,339

8. Securities Owned and Securities Sold, Not Yet Purchased

At March 31, 2009, securities owned and securities sold, not yet purchased, were comprised of the following securities at fair value:

	Owned	Sold, Not Yet Purchased
Corporate equity	$207,313	$32,045

Securities owned represent proprietary positions and may be pledged as collateral to counterparties on terms which permit the counterparty to sell or re-pledge the securities to others. As of March 31, 2009, no securities were pledged to counterparties.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

9. Fixed Assets

At March 31, 2009, fixed assets were comprised of the following:

Furniture and fixtures	$ 1,495,946
Equipment	852,523
Software	160,742
Leasehold improvements	6,519,633
	9,028,844
Accumulated depreciation	(2,821,674)
	$ 6,207,170

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of CAFGI and certain other affiliates of CAFGI. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The tax sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization of the current year's taxable loss by affiliates of the Company will be recorded through the inter-company accounts with periodic settlement by way of cash transfers. As of March 31, 2009, the Company has recorded a receivable from affiliates in the amount of $402,647 in respect of current taxes recoverable and has recorded a receivable from affiliates in the amount of $923,603 in respect of prior years.

The significant components of the Company's deferred tax assets and liabilities were as follows as of March 31, 2009:

Deferred tax assets:	
Net operating loss carryforward	$ 5,547,409
Depreciation	1,521,437
Stock-based incentive compensation	1,009,178
Accrued rent	369,290
Contributions	104,902
Allowance for bad debts	140,224
	8,692,440
Deferred tax liability:	
Unrealized gain	2,962
Valuation allowance	(8,689,478)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the entire net deferred tax asset as it is more likely than not that these amounts will not be recoverable in the future.

The Company has a net operating loss carryforward of $13,472,762. $344,867 of the net operating loss carryforward expires in 2023, $6,427,839 of the net operating loss carryforward expires in 2025, $1,832,723 expires between 2026 and 2028, and $4,867,333 expires in 2029. Utilization of $6,772,706 of the net operating loss carryforward is limited by a change in ownership, under IRC Section 382, which occurred on January 3, 2006. The annual limitation has been calculated to be approximately $1,300,000.

11. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations.

The Company has two stock-based compensation programs in which employees are entitled to receive shares in CCI, over a service or vesting period, in most cases three years. As of March 31, 2009, the asset amounts recorded on the balance sheet pertaining to these programs were as follows:

Restricted stock awards	$ 3,019,684
Long-term incentive plan (LTIP) awards	505,790
Stock-based incentive compensation	$ 3,525,474

Restricted Stock Awards: The Company has made grants to certain employees in respect of shares of CCI. These awards vest over periods ranging from three to four years. At the time of granting such awards, the Company purchases the stock in the open market and amortizes the cost of such purchase on a straight-line basis over the applicable service or vesting period.

LTIP: Certain of the Company's senior employees also participate in CCI's long-term incentive plan (LTIP). Under the LTIP, eligible employees receive common shares of CCI at the time of vesting, which averages three years. The fair value of these awards is determined at the date of grant based upon the quoted market price of CCI and is amortized on a graded basis over the applicable service or vesting period. The Company makes cash payments to CCI periodically based on the fair value of CCI shares, as determined at the time of the grant, in exchange for shares used in the LTIP plan. In addition to the asset balance, the Company also has a liability balance due to CCI of $1,201,700 as of March 31, 2009 which represents the amount owed for shares in respect of which amortization expense has been recorded by the Company pursuant to the LTIP plan, but yet to be reimbursed to CCI by the Company.

12. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various noncancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these noncancelable leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2010	$ 3,225,761
2011	3,218,953
2012	3,200,555
2013	3,195,675
2014	3,024,876
Thereafter	4,275,439
Total	$ 20,141,259

Underwriting

In the normal course of business, the Company enters into underwriting commitments. No underwriting commitments were open at March 31, 2009.

Legal

The Company is involved in litigation arising in the normal course of the securities business. The Company has recorded accruals under professional fees for matters that are considered probable and can be reasonably estimated. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position.

12. Commitments and Contingencies (continued)

Guarantees

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is considered remote.

As of March 31, 2009, the Company has provided standby bank letters of credit in the aggregate amount of $857,175 as guarantees for certain office space lease obligations. This amount is secured and is included in "Cash and cash equivalents" on the statement of financial condition.

13. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

In the normal course of business the Company executes securities transactions with affiliated entities. As of March 31, 2009, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from/to Parent	$ 2,542,549	$ -
Due from/to other affiliates	374,957	1,180,306
Subordinated debt (see Note 14)	-	27,000,000

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

14. Subordinated Debt

The Company has subordinated debt with its Parent consisting of a $27,000,000 subordinated loan pursuant to a subordination agreement, which matures on March 31, 2012. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the FINRA and is thus available for computing regulatory net capital under the SEC's uniform net capital rule (see Note 17). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

15. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. These securities positions are monitored on a daily basis to minimize the risk of loss.

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations; securities purchased under agreements to resell and securities sold under agreements to repurchase; receivables from and payables to affiliates and customers; securities borrowed and securities loaned; bank loans; and subordinated borrowings. Financial instruments that have either short-term maturities (one year or less), are re-priced frequently, or bear market interest rates are carried at amounts approximating fair value. These activities expose the Company to risk in the event the customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with whom it conducts business.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In addition, the Company also executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

15. Financial Instruments (continued)

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into collateralized financing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with, or returned by, the Company when deemed necessary.

16. Borrowing Arrangement

The Company has an established borrowing arrangement in place with a financial institution which provides for borrowings at the discretion of the financial institution. Such borrowings are generally used to cover periodic deposit requirements. Any such borrowings are unsecured and are due upon demand at an interest rate based on the Federal Funds opening asking rate percentage. As of March 31, 2009, there were no balances outstanding under this arrangement.

17. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2009, the Company had net capital of $14,239,605 which was $13,239,605 in excess of the required net capital of $1,000,000. The Company's ratio of net capital to aggregate debit items was 736%.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

18. Subsequent Event

In connection with the expected payment on May 29, 2009 of certain incentive-based compensation accrued as of March 31, 2009, the Company's net capital as determined pursuant to SEC Uniform Net Capital Rule (Rule 15c3-1) will be reduced by $974,332 (see Note 17). The Board of Directors of the Company approved this reduction in net capital at its meeting on May 15, 2009.

STATEMENT OF FINANCIAL CONDITION

Canaccord Adams Inc.
March 31, 2009
With Report of Independent Registered Public Accounting Firm